SEC FILE NUMBER
1-10816

CUSIP NUMBER
552848103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q	|_| Form 10-D	|_| Form N-SAR
|_| Form N-CSR
For Period Ended: September 30, 2007

|_|	Transition Report on Form 10-K
|_|	Transition Report on Form 20-F
|_|	Transition Report on Form 11-K
|_|	Transition Report on Form 10-Q
|_|	Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MGIC INVESTMENT CORPORATION

Full Name of Registrant

Former Name if Applicable
250 E. KILBOURN AVENUE

Address of Principal Executive Office (Street and Number)
MILWAUKEE, WISCONSIN 53202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated
	|		without unreasonable effort or expense;
	|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR
|X|	|		or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
	|		due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on
	|		Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due
	|		date; and
	|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Credit-Based Asset Servicing and Securitization, LLC (“C-BASS”) is an unconsolidated, less than 50%-owned investment of MGIC Investment Corporation (“the Company”) that is not controlled by the Company. Interests in C-BASS are owned by the Company and Radian Group Inc. in equal amounts, with the remaining interests owned by the management of C-BASS. On August 1, 2007, the Company filed a Current Report on Form 8-K disclosing that the Company had determined on July 26, 2007 that its equity interest in C-BASS was materially impaired. On October 17, 2007, the Company filed a Current Report on Form 8-K/A disclosing that the amount of the impairment charge was $466 million, which was the book value of the Company’s entire equity investment in C-BASS as of June 30, 2007.

In late July 2007, the Company lent C-BASS $50 million under a $50 million unsecured credit facility provided to C-BASS on July 17, 2007. The Company has not received financial statements from C-BASS for the quarter ending September 30, 2007. Without such financial statements, the Company has not been able to complete the documentation of its determination that the $50 million note receivable should not be reduced. The note would be reduced if C-BASS had negative equity at September 30, 2007. In view of the Company’s inability to obtain such financial statements and C-BASS’s current circumstances, including the restrictions on C-BASS’s operations under a series of forbearance agreements between C-BASS and its creditors that have been in effect since early August, the Company is reviewing whether the Company is required to account for its note under the equity method of APB 18. If the Company is not required to account for the note under the equity method, the financial statements of C-BASS for the quarter ending September 30, 2007 would not be necessary to complete the documentation of the determination that the note receivable should not be reduced.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph J. Komanecki	414	347-6480
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	|X| Yes |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 17, 2007, the Company announced that its results of operations for the third quarter and nine months of 2007 were a net loss of $372 million and $203 million, respectively, compared to net income of $130 million and $443 million, respectively, in the comparable periods of 2006.

MGIC Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2007	By /s/ Joseph J. Komanecki
Joseph J. Komanecki
Senior Vice President, Controller and
Chief Accounting Officerx

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).